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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 8)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                             VLSI TECHNOLOGY, INC.
                           (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   981270109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM E. CURRAN
                                   PRESIDENT
                              KPE ACQUISITION INC.
                          1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
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               $1,202,229,000.00                                    $240,445.80
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  *  For purposes of calculating the filing fee only. This calculation assumes the purchase of 57,249,000 Shares (equal to (A) the sum of (i) 47,191,000
     Shares issued and outstanding as of May 1, 1999, according to VLSI
     Technology, Inc. (the "Company") plus (ii) 11,293,000 Shares subject to issuance upon exercise of options for Shares, according to the Company, less (B) 1,235,000 Shares beneficially owned by KPE Acquisition Inc. and its affiliates), at $21.00 per Share.

 ** 1/50 of one percent of Transaction Valuation. $60,174.62 is being paid with this filing because $180,271.18 was previously paid on March 5, 1999.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $180,271.18 Filing Party:  Koninklijke Philips Electronics N.V.
Form of Registration No.:  14D-1       Date filed:    March 5, 1999
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     This Amendment No. 8 amends and supplements the Tender Offer Statement on
Schedule 14D-1, as amended, originally filed on March 5, 1999 (the "Schedule
14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the
"Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of
Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware
corporation (the "Company"), pursuant to the Offer to Purchase, dated March 5,
1999 (the "Offer to Purchase"), as amended and supplemented by the supplement thereto dated May 5, 1999 (the "Supplement"), and the related revised (green)
Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Amendment No. 8 as Exhibits (a)(15) and (a)(16), respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Amended Terms of the Offer; Expiration Date") and
Section 7 ("The Merger Agreement") of the Supplement, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 2
("Price Range of Shares; Dividends") of the Supplement, which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Amended Terms of the Offer; Expiration Date"),
Section 4 ("Certain Information Concerning the Purchaser and Royal Philips"),
Section 5 ("Background of the Offer since April 7, 1999; Contacts with the
Company"), Section 6 ("Plans for the Company"), Section 7 ("The Merger
Agreement") and Section 8 ("Certain Conditions to the Offer") of the Supplement, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to the information set forth in Section 9
("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction," Section 1 ("Amended Terms of the Offer; Expiration Date"),
Section 5 ("Background of the Offer since April 7, 1999; Contacts with the
Company"), Section 6 ("Plans for the Company"), Section 7 ("The Merger
Agreement") and Section 8 ("Certain Conditions to the Offer") of the Supplement, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in Section 4
("Certain Information Concerning the Purchaser and Royal Philips") of the
Supplement, which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (b)-(c) Reference is hereby made to the information set forth in Section 10
("Certain Legal Matters; Regulatory Compliance") of the Supplement, which is incorporated herein by reference.
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     (e)     Reference is hereby made to the information set forth in Section 7
             ("The Merger Agreement") and Section 10 ("Certain Legal Matters;
             Regulatory Compliance") of the Supplement, which is incorporated herein by reference.

     (f) Reference is hereby made to the entire text of the Supplement, which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

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
(a)(15)  --   Supplement to Offer to Purchase dated May 5, 1999.
(a)(16)  --   Revised Letter of Transmittal.
(a)(17)  --   Revised Notice of Guaranteed Delivery.
(a)(18)  --   Form of Second Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees.
(a)(19)  --   Form of Second Letter to Clients for Use by Brokers,
              Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(20)  --   IRS Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 1999

                                          KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                          By: /s/ GUIDO R.C. DIERICK

                                            ------------------------------------
                                            Name: Guido R.C. Dierick
                                            Title:  Director and Deputy
                                              Secretary

                                          KPE ACQUISITION INC.

                                          By: /s/ BELINDA CHEW

                                            ------------------------------------
                                            Name: Belinda Chew
                                            Title: Vice President

                                 EXHIBIT INDEX

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
EXHIBIT
NUMBER   DESCRIPTION
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
(a)(15)  --           Supplement to Offer to Purchase dated May 5, 1999.
(a)(16)  --           Revised Letter of Transmittal.
(a)(17)  --           Revised Notice of Guaranteed Delivery.
(a)(18)  --           Form of Second Letter to Brokers, Dealers, Commercial Banks,
                      Trust Companies and Nominees.
(a)(19)  --           Form of Second Letter to Clients for Use by Brokers,
                      Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(20)  --           IRS Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.
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